UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014,and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 and Form 5500, Schedule H, Part IV, line 4(i) -Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan

June 24, 2016

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value
Interest-bearing cash	$411,363	$350,149
Mutual funds	112,399,009	112,180,810
Flagstar Bancorp, Inc. common stock	5,548,087	5,127,005
Money market funds	5,439,924	4,844,267
Common collective trust fund	1,948,475	1,219,573
Total investments, at fair value	125,746,858	123,721,804
Receivables
Notes receivable from participants	3,569,471	3,580,118
Company contributions	16,222	487,201
Participant contributions	21	47
Other	66	28,367
Total receivables	3,585,780	4,095,733
Total assets	129,332,638	127,817,537
Liabilities
Refundable contributions	—	187,700
Benefits payable	—	863
Total liabilities	—	188,563
Net assets available for benefits at fair value	129,332,638	127,628,974
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit responsive investment contracts	(13,216)	(17,826)
Net assets available for benefits	$129,319,422	$127,611,148

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2015	2014
Income:
Net realized and unrealized depreciation in fair value of investments	$(3,228,053)	$(944,341)
Interest	3,753	802
Dividends	6,329,148	8,277,907
Total investment income	3,104,848	7,334,368
Interest income on notes receivable from participants	154,436	141,049
Contributions:
Participant	13,202,618	11,680,635
Company	2,319,101	1,595,915
Rollovers	980,741	1,381,555
Total contributions	16,502,460	14,658,105
Other income	30,000	—
Litigation settlement	—	1,999,972
Total additions	19,791,744	24,133,494
Deductions:
Participant benefits paid / deemed distributions	18,013,317	24,821,449
Administrative fees	70,153	45,578
Total deductions	18,083,470	24,867,027
Net increase (decrease) in assets available for benefits	1,708,274	(733,533)
Net assets available for benefits:
Beginning of year	127,611,148	128,344,681
End of year	$129,319,422	$127,611,148

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the service eligibility requirements, as defined in the Plan document.

Contributions

As defined in the Plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2015 and 2014, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $18,000 for 2015 and $17,500 for 2014. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $6,000 and $5,500 for the years ended December 31, 2015 and 2014, respectively. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Plan includes a non-discretionary matching contribution in an amount equal to 50 percent of qualified earnings contributed by the participant to the Plan, subject to a maximum of three percent of a participant's eligible compensation contributed to the Plan. The Company made $2,319,101 and $1,595,915 of non-discretionary matching contributions to the Plan in 2015 and 2014, respectively. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2015 and 2014. All contributions are invested in accordance with the participant’s directive.

Effective April 29, 2016, the Plan was amended to adjust the non-discretionary matching contribution in an amount equal to 50 percent of qualified earnings contributed by the participant to the Plan, subject to the maximum of four percent of the participant's eligible compensation contributed to the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on a five-year graded vesting schedule. A participant is credited with 20 percent of the Company contributions each year they are employed by the Company until they become 100 percent vested in Company contributions after five years of credited service.

Effective April 29, 2016, the Plan was amended to a three-year graded vesting schedule. The Plan provides 33 percent vesting credit after one year of credited service, 66 percent vesting credit after two years of credited service, and 100 percent vesting credit after three years of credited service.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of the Plan's earnings based on the participant’s share of net earnings or losses of their respective elected investment options. A participant is entitled to the benefit in the participant’s vested account.

Notes receivable from participants

Notes receivable from participants ("loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. Loans are repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years where the loan was used for the purchase of a primary residence. Loans are available to be taken up to the lesser of $50,000 or 50 percent of a participant's vested account balance. Outstanding loans bear interest rates ranging from 4.25 percent to 9.25 percent. All loans bear a rate of interest based upon the prime rate at the time the loan is issued, plus 1 percent. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while they have an outstanding loan balance. Loans are classified as notes receivable from participants, segregated from plan investments and recorded at unpaid principal balance plus any accrued but unpaid interest. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

Investment options

Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or their beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan in a single lump sum amount equal to the vested amount of their account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan's administrator.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts ending balance totaled $164,203 and $12,747 at December 31, 2015 and 2014, respectively, on a lagging basis and are applied to reduce administrative expenses or employer contributions. During 2015, administrative expenses were reduced by $4,120 and employer contributions were reduced by $175,985 from forfeited non-vested accounts. During 2014, administrative expenses were reduced by $3,075 and employer contributions were reduced by $659,577 from forfeited non-vested accounts.

Administrative expenses

The Company pays the Plan’s administrative expenses. Fees associated with loan distributions, withdrawals and investment transactions are paid by the participants. Administrative expenses include investment management service fees, recordkeeping, legal fees, and audit fees. Some of the Company's contributions pay these expenses as a result of applying the Plan forfeitures. The Company pays the remainder of the administrative expenses either directly or through revenue credits.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, subject to provisions of the Internal Revenue Code ("IRC") and Employee Retirement and Securities Act of 1974 ("ERISA"). In the event of termination of the Plan, the net assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which would not be paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in the Company contributions made on the participant's behalf.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date.

Participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Plan (the "Managed Income Portfolio Fund"), which includes fully benefit-responsive investment contracts. The Managed Income Portfolio Fund is offered as an investment option in the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the Managed Income Portfolio Fund at December 31, 2015 and 2014. The Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when they have been approved for payment and distributed by the Plan.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the plan document. The plan document states that any scheduled repayment that remains unpaid at the end of the cure period specified in the loan procedures will be considered delinquent, unless a waiver is granted for a participant who is on a leave of absence.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Plan as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Plan's financial statements or the Notes thereto.

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient pursuant to ASC 820, Fair Value Measurement. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Further, the ASU specifies that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Plan’s Statements of Net Assets Available for Benefits, but significant disclosures to the Notes thereto may be required.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment's strategy is no longer required. Part III of the update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Plan's Statements of Net Assets Available for Benefits, but significant disclosures to the Notes thereto may be required.
Subsequent Events
There are no subsequent events requiring recognition or disclosure based upon management's evaluation through the filing date of this Form 11K.
Note 3 — Fair Value Measurements
A three-level valuation hierarchy for disclosure of fair value measurements. The hierarchy is based on the transparency of the inputs used in the valuation process with the highest priority given to quoted prices available in active markets and the lowest priority to unobservable inputs where no active market exists, as discussed below:

•
Level 1 — Fair value is based upon quoted prices for identical instruments in active markets. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•
Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan has no Level 3 investments as of December 31, 2015 and 2014.

Flagstar Bancorp, Inc. common stock. Valued at the closing price at year-end reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding and represents the exit price and are therefore classified within the Level 1 valuation hierarchy. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Money market funds are traded in active markets at their net asset value per share and are classified within Level 1 of the valuation hierarchy. This fund publishes its daily net asset value and transacts at that price. The money market fund is deemed to be actively traded.

Interest-bearing cash. Valued at cost and classified within Level 1 of the valuation hierarchy.

Common collective trust fund. Valued as the sum of (a) the fair value of the investments in managed income portfolio fund and (b) the fair value of the fund's investments in externally managed collective investment funds as determined by those funds' trustees. The common collective trust fund represent deposits which guarantee a stated interest rate for the term of the contracts. Valued at the unit value, which is based on the aggregate current fair value s of the underlying assets in relation to the total number of units outstanding. Unit value, of the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The Plan reports the fair value of the common collective trust fund and is classified within Level 2 of the valuation hierarchy.

The following table presents the Plan’s investments carried at fair value as of December 31, 2015 and 2014 , by valuation hierarchy (as described above).

			Investments at
December 31, 2015	Level 1	Level 2	Fair Value
Flagstar Bancorp, Inc. common stock	$5,548,087	$—	$5,548,087
Mutual funds:
Large Cap	43,788,736	—	43,788,736
Small Cap	6,143,037	—	6,143,037
Mid Cap	13,916,276	—	13,916,276
Blended	31,854,471	—	31,854,471
Fixed Income	7,496,457	—	7,496,457
International	7,451,433	—	7,451,433
Governmental	31,736	—	31,736
Specialty	1,716,863	—	1,716,863
Money market funds	5,439,924	—	5,439,924
Interest-bearing cash	411,363	—	411,363
Common collective trust fund	—	1,948,475	1,948,475
Total assets at fair value	$123,798,383	$1,948,475	$125,746,858
December 31, 2014
Flagstar Bancorp, Inc. common stock	$5,127,005	$—	$5,127,005
Mutual funds:
Large Cap	44,421,047	—	44,421,047
Small Cap	6,158,969	—	6,158,969
Mid Cap	14,650,435	—	14,650,435
Blended	30,084,515	—	30,084,515
Fixed Income	7,520,712	—	7,520,712
International	7,868,241	—	7,868,241
Specialty	1,476,891	—	1,476,891
Money market funds	4,844,267	—	4,844,267
Interest-bearing cash	350,149	—	350,149
Common collective trust fund	—	1,219,573	1,219,573
Total assets at fair value	$122,502,231	$1,219,573	$123,721,804

Note 4 — Investments
The following table presents investments that represent 5 percent or more of the Plan’s net assets.

	Number of
December 31, 2015	Shares	Fair Value
Mutual funds:
Fidelity Growth Company Fund	122,513	$16,776,994
Fidelity Dividend Growth Fund	240,593	7,287,568
Fidelity Diversified International Fund	200,107	7,015,757
Fidelity Mid-Cap Stock	231,834	7,587,933
Spartan 500 Index Advantage Class	111,065	7,974,457
December 31, 2014
Mutual funds:
Fidelity Growth Company Fund	122,111	$16,105,154
Fidelity Dividend Growth Fund	247,850	8,283,156
Fidelity Diversified International Fund	209,447	7,215,440
Fidelity Mid-Cap Stock	224,501	8,618,578
Spartan 500 Index Advantage Class	106,755	7,777,128

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in fair value as determined by quoted market prices as follows:

	Years Ended December 31,
Net realized and unrealized (depreciation) appreciation, in fair value of investments	2015	2014
Flagstar Bancorp, Inc. common stock	$2,120,704	$(1,115,035)
Mutual funds	(5,364,608)	156,596
Common collective trust fund	15,851	14,098
Total	$(3,228,053)	$(944,341)

Fidelity Managed Income Portfolio

The Plan’s investment advisory agreement with its third party investment manager specifies the type and percentage of underlying investments that are appropriate for the Managed Income Portfolio Fund. Investments include corporate bonds, security-backed contracts and common/collective trust funds, all of which are fully benefit-responsive. The investments are presented at fair value, along with the amount to adjust the investments from fair value to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reset monthly or quarterly.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include:

•	Material amendments to plan documents or the Plan’s administration;

•	Changes to the participating Plan’s competing investment options;

•	Complete or partial termination of the Plan, including merger with another plan;

•	The failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Bankruptcy of the Plan sponsor or other Plan sponsor event that causes a significant withdrawal from the Plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Plan; and

•	The delivery of any communication to Plan participants designed to influence a participant not to invest in the investment option.

At this time, the Plan administrator does not believe that any of the events which could limit the Plan's ability to transact at contract value with participants are probable.

The following table sets forth the average yields earned by the Plan on its investment in the Managed Income Portfolio Fund.

	Years Ended December 31,
	2015	2014
Average yields
Based on actual earnings	1.13%	1.14%
Based on interest rate credited to participants	1.18%	1.02%

The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $1,948,475 and $1,219,573 as December 31, 2015 and 2014, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $1,935,259 and $1,201,747 as of December 31, 2015 and 2014, respectively.

Note 5 — Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties.

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the plan document, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $5,181 and $3,075 for the years ended December 31, 2015 and 2014, respectively. In addition, the Plan trades in the common stock of the Company.

The Plan held 240,073 and 325,938 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2015 and 2014, respectively. During 2015 and 2014, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.

During 2015, the Plan received a revenue credit from Fidelity Management Trust Company. A revenue credit program is a refund of a portion of the revenue Fidelity and other fund managers have received based on the funds participants have chosen. This credit is reflected in "other income" on the Statement of Changes in Net Assets Available for Benefits. Certain recordkeeping fees and other Plan fees are paid through the revenue credit program. For the year ended December 31, 2015, $30,000 of other income was paid under this revenue credit program and $30,000 was used to pay administrative expenses in 2015.
Note 6 — Tax Status
The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended, subsequent to the application for favorable determination above, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (tax asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to the year ended December 31, 2012.
As a result of the Company's review of the Plan, the Company identified certain Plan provisions within the Plan that were not properly applied, including the provisions relating to the definition of compensation for participant and employer contributions when calculating contribution amounts. The Company completed the corrective actions in December 2015 and as a result, corrective contributions in the net amount of $642,156 were paid to the participants. The Company filed a Voluntary Corrective Action Program application with the IRS in February 2016.
Note 7 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 8 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per financial statements	$129,319,422	$127,611,148
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	13,216	17,826
Refundable contributions	$—	$187,700
Net assets available for benefits per Form 5500	$129,332,638	$127,816,674

The following is a reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500:

	Years Ended December 31,
	2015	2014
Net increase in net assets available for benefits per financial statements	$1,708,274	$(733,533)
Change in adjustment to fair value from contract value for investment relating to fully benefit responsive investment contracts	(4,610)	3,415
Refundable contributions	$(187,700)	$122,239
Net income per Form 5500	$1,515,964	$(607,879)

Note 9 — Delinquent Participant Contributions

During the 2014 Plan year, salary deferral contributions in the amount of $17,580 for 115 participants were not deposited into the Plan within the time frame prescribed by the DOL, but were deposited later in the 2014 Plan year. During the 2015 Plan year, salary deferral contributions in the amount of $5,085 for 14 participants were not deposited into the Plan within the time frame prescribed by the DOL, but were deposited later in the 2015 Plan year. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2015, the Company reimbursed the Plan participants in 2015 for lost earnings due to the delayed deposits of the 2014 and 2015 deferral contributions in the amount of $19 following the DOL Voluntary Compliance Program calculator for lost earnings.

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(a) — Schedule of Delinquent Participant Contributions
December 31, 2015

	Total that Constitute Non-exempt Prohibited Transactions
Participant Contributions Transferred Late to Plan, including Late Participant Loan Repayments †	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
$22,664	None	$22,664	N/A	N/A

†
The failure to remit timely participant contributions for the 2014 and 2015 plan years as reported in Schedule H of Form 5500 involved payroll periods on various dates. The delinquent contributions were deposited in the correct plan years and a contribution of $19.30 for the earnings on the late contributions was allocated to participant accounts in 2015.

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Stock
*	Flagstar Bancorp, Inc	240,073 shares of Common Stock	*	*	$5,548,087

Mutual Funds
Large Cap
*	Fidelity	Fidelity Growth Company Fund	*	*	16,776,994
	Spartan	Spartan 500 Index Fund - Fidelity Advantage Class	*	*	7,974,457
*	Fidelity	Fidelity Dividend Growth Fund	*	*	7,287,568
*	Fidelity	Fidelity Contrafund	*	*	3,995,712
*	Fidelity	Fidelity Equity-Income Fund	*	*	2,492,552
	Oakmark	Oakmark Select Fund Class I	*	*	2,385,054
*	Fidelity	Fidelity Independence Fund	*	*	2,156,207
	Invesco	Invesco Growth & Income Fund Class A	*	*	720,192
		Total Large Cap			43,788,736
Small Cap
*	Fidelity	Fidelity Small Capital Discovery Fund	*	*	4,813,786
	RS	RS Small Capital Growth Fund Class A	*	*	1,144,431
	Royce	Royce Opportunity Fund Service Class	*	*	184,820
		Total Small Cap			6,143,037
Mid Cap
*	Fidelity	Fidelity Mid-Cap Stock Fund	*	*	7,587,933
*	Fidelity	Fidelity Low-Priced Stock Fund	*	*	4,256,877
	Artisan	Artisan Mid Cap Value Fund Investor Class	*	*	1,022,184
	Oppenheimer	Oppenheimer International Small-Mid	*	*	723,092
	Morgan Stanley	Morgan Stanley Institutional Fund Trust Mid Capital Growth Portfolio Class A	*	*	231,998
	Prudential	Prudential Jennison Natural Resources Q	*	*	94,192
		Total Mid Cap			13,916,276
Blended
*	Fidelity	Fidelity Freedom K 2020 Fund	*	*	5,653,990
*	Fidelity	Fidelity Freedom K 2030 Fund	*	*	5,225,347
*	Fidelity	Fidelity Freedom K 2035 Fund	*	*	4,605,850
*	Fidelity	Fidelity Freedom K 2040 Fund	*	*	4,538,082
*	Fidelity	Fidelity Freedom K 2025 Fund	*	*	4,056,988
*	Fidelity	Fidelity Freedom K 2045 Fund	*	*	2,222,619
*	Fidelity	Fidelity Freedom K 2050 Fund	*	*	1,476,321
	Oakmark	Oakmark Equity & Income Fund Class I	*	*	972,690
*	Fidelity	Fidelity Freedom K Income Fund	*	*	925,558
*	Fidelity	Fidelity Freedom K 2015 Fund	*	*	921,771
*	Fidelity	Fidelity Freedom K 2010 Fund	*	*	786,005
*	Fidelity	Fidelity Freedom K 2055 Fund	*	*	421,976

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value
*	Fidelity	Fidelity Freedom K 2005 Fund	*	*	38,862
*	Fidelity	Fidelity Freedom K 2060 Fund	*	*	8,412
		Total Blended			31,854,471

Fixed Income
	Spartan	Spartan U.S. Bond Index Fund - Fidelity Advantage Class	*	*	3,671,930
*	Fidelity	Fidelity Capital & Income Fund	*	*	1,303,700
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	1,142,473
	Templeton	Templeton Global Bond Fund Class A	*	*	904,128
	PIMCO	Pimco Total Return Fund Administrative Class	*	*	474,226
		Total Fixed Income			7,496,457
International
*	Fidelity	Fidelity Diversified International Fund	*	*	7,015,757
	American Beacon	American Beacon International Equity Fund Investor Class	*	*	435,676
		Total International			7,451,433
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	*	*	1,716,863

Short Government
*	Loomis	Loomis Sayles LTD Term Government & Agency	*	*	31,736
		Total Mutual Funds			112,399,009
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	*	*	5,439,924

Interest-bearing Cash
*	Flagstar Bancorp, Inc	Interest-bearing Cash	*	*	411,363

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	1,948,475

		Total Investments — at fair value			125,746,858
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with maturity dates between 2016 and 2025	—		3,569,471

					$129,316,329

*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

Dated: June 24, 2016	By:	/s/ Cindy Myers
Cindy Myers
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm